UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

March 3, 2010

Ms. Kristi Marrone

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Marrone:

We are writing in response to your letter dated February 25, 2010 with respect to the Company’s Form 10-K for the period ended December 31, 2008, filed March 10, 2009, File No. 001-12690.  Our responses to your comments are as follows:

Consolidated Statements of Income, page 52

1.

We note your response to comment 2.  In future filings, please present amounts earned from dividends, interest on securities, profits or losses on securities and miscellaneous other income or deductions below operating expenses in accordance with Rule 5-03 of Regulation S-X.

RESPONSE:

In future filings, we will present amounts earned from dividends, interest on securities, profits or losses on securities and miscellaneous other income or deductions below operating expenses.

Note 4 - Securities Available for Sale, page 61

2.

Your responses to prior comments 4 & 5 indicate that you review securities for other than temporary impairment if the fair value is below cost by 20% and that a sharp decrease in the REIT market in 2009 resulted in you reviewing securities for other than temporary impairment that had not been reviewed before despite being in an unrealized loss position for more than 6 months.  Since the guidance of ASC 320-10-35 does not provide a quantitative threshold regarding when to review for impairment, please clarify to us how you determined that it was appropriate to not test for other than temporary impairment if a security was less than 20% below cost.  In addition, please quantify the value of securities that have not been

An NYSE Amex Company: Symbol - UMH

since 1968

evaluated for other than temporary impairment in future filings.

RESPONSE:

The determination of whether an impairment loss is other than temporary requires estimating the outcome of future events and requires a great deal of judgment.  Because of this, management has consistently applied a systematic methodology for classifying impaired securities.  Management has established evaluation criteria in advance.  This criteria includes the guidance provided by ASC 320-10-S99 SAB Topic 5M as follows:

a.

The length of the time and the extent to which the market value has been less than cost;

b.

The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c.

The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

On a quarterly basis, the Company makes an initial review of every individual security in its portfolio.  If the security is impaired, the Company first determines our intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value.  Next, the Company determines the length of time and the extent of the impairment.  Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired.  Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary.  The Company discusses and analyzes any relevant information known about the security, such as:

a.

Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.

b.

Any downgrading of the security by a rating agency.

c.

Whether the financial condition of the issuer has deteriorated.

d.

Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.

e.

Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

At March 31, 2009, the Company recognized an additional impairment charge of $1.7 million.  These charges related to 11 securities which at December 31, 2009, were reviewed for

An NYSE Amex Company: Symbol - UMH

since 1968

impairment but was not considered other than temporarily impaired.  At that time, the Company had the intent and ability to hold these securities.  Additionally, the fair value of all these securities was below cost for less than 6 months – 7 for 3 months or less, 2 for 5 months, and 2 for 6 months.  There was no other information about these securities which would indicate to management that these securities may be other than temporarily impaired.

In accordance with guidance provided under ASC 320-10-35-28, the Company continued to evaluate those investments which were previously considered not other-than-temporarily impaired.  In the first quarter of 2009, the overall REIT market dropped over 30%.  The status of certain securities which previously did not have a significant impairment and were impaired for less than 6 months, changed.  These securities became significantly impaired for greater than 6 months.  The Company determined that these securities were other than temporarily impaired. As of December 31, 2009, the securities portfolio has improved.

The Company reviews every security where the fair value is below cost.  In future filings, we will quantify the value of securities that have not been evaluated for other than temporary impairment.

In addition, management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

An NYSE Amex Company: Symbol - UMH

since 1968